SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or  Form 40-F.]

Form 20-F  ☒                 Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                 No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         ]

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Agenda for the 7th Annual Meeting to be held on April 6, 2005

2.	Notice to Stockholders in connection with the 7th Annual Meeting to be held on April 6, 2005, setting forth counter-motions proposed by certain stockholders

3.	Position of the Management on the counter-motions for the 2005 Annual Meeting

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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DAIMLERCHRYSLER

Agenda

7th Annual Meeting

Contents

1.

Presentation of the Formally Approved Financial Statements, the Approved Consolidated Financial Statements, and Management Reports for DaimlerChrysler AG and the Group for the 2004 Financial Year and the Report of the Supervisory Board

2.	Resolution on the Allocation of Unappropriated Profit

3.	Resolution on Ratification of Board of Management Actions in the 2004 Financial Year

4.	Resolution on Ratification of Supervisory Board Actions in the 2004 Financial Year

5.	Resolution on the Appointment of Auditors for the 2005 Financial Year

6.	Resolution on Authorizing the Company to Acquire Its Own Shares

7.	Resolution on the Election of a Supervisory Board Member

8.

Resolution on Rescinding the Existing Authorization to Issue Convertible Bonds and Notes with Warrants and the Existing Conditional Capital I and II and Amendment of the Memorandum and Articles of Incorporation

9.

Resolution on the Authorization of the Board of Management to Issue Convertible Bonds and/or Notes with Warrants, to Create Conditional Capital I and Amendment to the Memorandum and Articles of Incorporation

10.	Resolution on the Rescission of Section 14 (2) of the Memorandum and Articles of Incorporation

Re Agenda Item 6): Report of the Board of Management

Re Agenda Item 7): Disclosures pursuant to section 125 (1) sentence 3 German Stock Corporation Act (Aktiengesetz)

Re Agenda Item 9): Report of the Board of Management

Conditions Governing Attendance at the Annual Meeting and Exercise of Voting Rights

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Dear Shareholder:

Our 7th Annual Meeting will be held on Wednesday, April 6, 2005, at 10.00 a.m. C.E.T., at the Berlin Trade Fair Center (Messe Berlin), Special Entrance, corner of Masurenallee/Messedamm, 14055 Berlin, Germany.  The invitation and the agenda were published in the electronical Federal Gazette (elektronischer Bundesanzeiger) on February 23, 2004.

On request, this invitation and the agenda of the Annual Meeting will be provided to you in German, without delay and free of charge.

Diese Einladung mit der Tagesordnung zur Hauptversammlung werden wir Ihnen auf Verlangen auch in deutscher Sprache unverzüglich und kostenlos zusenden.

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Agenda *

*                 Convenient translation.

The German text is legally binding.

1.              Presentation of the Formally Approved Financial Statements, the Approved Consolidated Financial Statements, and Management Reports for DaimlerChrysler AG and the Group for the 2004 Financial Year and the Report of the Supervisory Board

The aforementioned documents can be examined at the company’s registered office at Epplestraße 225, D-70567 Stuttgart, and on the Internet at http://www.daimlerchrysler.com/ir/am2005.  Promptly upon request, each shareholder shall receive a copy of the aforementioned documents free of charge.

2.              Resolution on the Allocation of Unappropriated Profit

The Board of Management and the Supervisory Board recommend that the unappropriated profit of €1,519,236,286.50 be allocated as follows:

Dividend distribution of €1.50 for each share entitled to dividends	€1,519,236,286.50

Transfer to disclosed reserves	—

Profit carried forward	—

Unappropriated profit	€1,519,236,286.50

The dividend shall be paid out on April 7, 2005.

3.              Resolution on Ratification of Board of Management Actions in the 2004 Financial Year

The Board of Management and the Supervisory Board recommend that the actions of the Board of Management be ratified.

4.              Resolution on Ratification of Supervisory Board Actions in the 2004 Financial Year

The Board of Management and the Supervisory Board recommend that the actions of the Supervisory Board be ratified.

5.              Resolution on the Appointment of Auditors for the 2005 Financial Year

The Supervisory Board recommends that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main and Berlin, be appointed as auditors for the financial statements of DaimlerChrysler AG and for the consolidated financial statements of DaimlerChrysler AG and subsidiaries for the 2005 financial year.

6.              Resolution on Authorizing the Company to Acquire its Own Shares

Since the authorization issued by the last Annual Meeting allowing the company to acquire its own shares is due to expire in the course of the current financial year, the Board of Management is to be granted a new authorization to acquire the company’s own shares.

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The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)     The company shall be authorized to acquire shares in the company in order to

•                  introduce shares in the company to foreign stock exchanges where they have not yet been admitted for trading or

•                  be able to offer company shares to third parties in the context of mergers with companies or in the context of the acquisition of companies or participating interests in companies or

•                  offer such shares for subscription to members of the Board of Management of the company, members of management of affiliated companies pursuant to sections 15 et seq.  German Stock Corporation Act (Aktiengesetz) and other management staff of the company and its affiliated companies (hereinafter collectively referred to as ‘management’) in the context of the Stock Option Plan approved at the Annual Meeting on April 19, 2000 under Agenda Item 8 or

•                  offer them as employee shares to employees of the company and its affiliated companies pursuant to sections 15 et seq.  German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending or

•                  cancel such shares.

b)             The authorization is limited to the acquisition of shares with an allocable portion of capital stock of €263,000,000.00, which is nearly 10% of the capital stock of €2,633,342,896.60 reported as of December 31, 2004.  The authorization may be exercised within the above limitation wholly or in installments, once or several times for the pursuit of one or more purposes.  The acquired shares may not, in combination with other shares owned by or in the possession of the company or to be attributed to the company pursuant to sections 71 a et seq.  German Stock Corporation Act (Aktiengesetz), at any time exceed 10% of the capital stock.

The authorization shall take effect on April 7, 2005 and shall be valid until October 6, 2006.  The authorization for the company to acquire its own shares resolved by the Annual Meeting of the Shareholders of DaimlerChrysler AG on April 7, 2004, shall lapse as from the time that this new authorization comes into effect.

c)              The acquisition shall be accomplished via the stock exchange or through a public offering made to all shareholders of the company.

If the acquisition of shares is accomplished via the stock exchange, the amount paid by the company per share (excluding transaction costs) may not exceed the price determined at the opening of Xetra trading (or at the opening of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange by more than 5% and may not be more than 5% lower than that price.

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If the acquisition is accomplished through a public offering to all shareholders of the company, the offered purchase price or the prescribed values of the offered purchase price margin per share (excluding transaction costs) may not exceed the closing price at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the third trading day prior to the day of publication of the offering by more than 20% or be more than 20% lower than that price.  The volume of the offer may be limited.  If the entire subscription of the offer exceeds this volume, acceptance must be in proportion to the shares included in each offering.  A preferential acceptance of a lower number of up to 100 company shares offered for purchase per shareholder of the company can be stipulated.

The provisions of the German Securities Acquisition and Corporate Takeover Act are to be adhered to provided that and to the extent that they apply.

d)             The Board of Management is authorized to use company shares acquired as a result of the aforementioned authorization to introduce shares of the company to foreign stock exchanges where they have not previously been admitted for trading.

e)              The Board of Management is authorized to offer company shares acquired as a result of the aforementioned authorization to third parties in the context of corporate mergers or the acquisition of companies or participating interests in companies.

f)                The Board of Management is authorized to use company shares acquired as a result of the aforementioned authorization to meet the stock subscription rights granted to management in the context of the Stock Option Plan approved under Agenda Item 8 by the Annual Meeting of the Shareholders on April 19, 2000.  The decision on the extent to which such shares are to be transferred to members of the Board of Management lies with the Supervisory Board of the company.

g)             The Board of Management is authorized to issue company shares acquired as a result of the aforementioned authorization to employees of the company and its affiliated companies pursuant to sections 15 et seq.  German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending.

h)             The Board of Management is authorized to retire and cancel company shares acquired as a result of the aforementioned authorization without the cancellation or execution thereof requiring an additional resolution by the Annual Meeting of the Shareholders.

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i)                 The authorizations described under points d), e), f), g) and h) above may be exercised wholly or in installments, once or several times, individually or together.  The price at which shares in the company are introduced to such stock exchanges pursuant to the authorization in d) or at which they are issued to third parties pursuant to the authorization in e) may not be more than 5% lower (excluding transaction costs) than the price at the opening of Xetra trading (or at the opening of the functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the date of the initial public offering or the date of the binding agreement with the third party.

j)                 The right of shareholders to subscribe to the company’s own shares shall be excluded in so far as these shares are used as a result of the aforementioned authorizations in d), e), f) and g).

7.              Resolution on the Election of a Supervisory Board Member

A member of the Supervisory Board, Prof. Victor Halberstadt has resigned his seat on the Supervisory Board with effect from the close of this Annual Meeting.  Consequently, a by-election will need to be held for the office of Prof. Halberstadt.

In accordance with sections 96 (1) and 101 (1) of the German Stock Corporation Act (Aktiengesetz) and section 7 (1) sentence 1 no. 3 of the Employee Codetermination Act (MitbestG), the Supervisory Board is composed of ten shareholder representatives and ten employee representatives.

In electing shareholder representatives, the Annual Meeting of the Shareholders is not bound by any recommendations.

The Supervisory Board proposes that

Mr. Arnaud Lagardère,

Paris, France

General Partner and Chief Executive Officer of Lagardere SCA and Chairman and Chief Executive Officer of Arjil Commanditee - Arco SA, Hachette SA, Lagardere Active SAS, Lagardere Active Broadband SAS, Lagardere Active Broadcast SA, Lagardere SAS and of Lagardere Capital & Management SA

be elected to the Supervisory Board as a shareholder representative with effect from the close of this annual meeting for the period ending at the close of the Annual Meeting of the Shareholders resolving on the ratification of the actions of the Board of Management and the Supervisory Board for the 2009 financial year.

Further mandates held by the shareholder representative proposed for election are contained in the supplementary information on Agenda Item 7 following the list of individual Agenda Items.

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8.              Resolution on Rescinding the Existing Authorization to Issue Convertible Bonds and Notes with Warrants and the Existing Conditional Capital I and II and Amendment of the Memorandum and Articles of Incorporation

The authorization to issue convertible bonds and notes with warrants granted by the Annual Meeting of the Shareholders on April 19, 2000 expires on April 18, 2005.  It is therefore to be rescinded and replaced by a new authorization.  The same applies to the Conditional Capital I included in section 3 (5) of the Memorandum and Articles of Incorporation, which is intended to meet the conversion and option rights arising from the bonds and is therefore also to be rescinded and replaced by new Conditional Capital I.  Furthermore, section 3 (6) of the Memorandum and Articles of Incorporation also provides for a Conditional Capital II, which is now redundant due to the final maturity of the respective bonds and is thus to be rescinded.  This is to be used as an opportunity to sort and number the other existing conditional capital in a different order.  The current Conditional Capital IV is to be renamed Conditional Capital II.  At the same time, the conditional capital is to be renumbered in ascending order in the paragraphs of section 3 of the Memorandum and Articles of Incorporation.  The content of the current Conditional Capital IV is to remain unchanged.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)            Rescission of the existing authorization to issue convertible bonds and/or notes with warrants and of the existing Conditional Capital I

The authorization of the Board of Management resolved by the Annual Meeting of the Shareholders on April 19, 2000 under Agenda Item 7 to issue convertible bonds and/or notes with warrants by April 18, 2005 and the conditional capital pursuant to section 3 (5) of the Memorandum and Articles of Incorporation of up to €300,000,000.00 (Conditional Capital I) shall be rescinded.

b)            Rescission of the existing Conditional Capital II

The conditional capital pursuant to section 3 (6) of the Memorandum and Articles of Incorporation of up to €40,485,533.40 (Conditional Capital II) shall be rescinded.

c)             Amendment of the Memorandum and Articles of Incorporation

The existing conditional capital in section 3 (8) of the Memorandum and Articles of Incorporation is to be renamed as follows:

The term “Conditional Capital IV” contained in section 3 (8) (old) of the Memorandum and Articles of Incorporation is to be replaced by the term “Conditional Capital II”.

The content of the conditional capital remains unchanged.

As a result of the rescission of Conditional Capital II, the reordering of the remaining conditional capital and the amendment of the Memorandum and Articles of Incorporation to be resolved, the position of the remaining paragraphs of section 3 of the Memorandum and Articles of Incorporation shall be changed as follows:

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Paragraph 8 (old) becomes paragraph 6 (new).

Section 3 (6) (new) of the Memorandum and Articles of Incorporation reads:

“The capital stock of the corporation shall be conditionally increased by an amount not to exceed €249,600,000.00 through the issuance of up to 96,000,000 no par value registered shares (Conditional Capital II).  The conditional capital increase shall be undertaken only to the extent that the holders of option rights, issued by DaimlerChrysler AG in the period up to April 18, 2005 in conformity with the resolution passed at the Annual Meeting held on April 19, 2000, actually exercise their options and the corporation does not grant any of its own shares in fulfillment of the options.  The new shares shall participate in the profits of the corporation as of the beginning of the financial year of their issuance.”

9.              Resolution on the Authorization of the Board of Management to Issue Convertible Bonds and/or Notes with Warrants, to Create Conditional Capital I and Amendment to the Memorandum and Articles of Incorporation

To ensure that the Board of Management will maintain its ability to use attractive financing options to provide the company with dept capital at favorable interest rates, the authorization granted by the Annual Meeting of the Shareholders in 2000 to issue convertible bonds and/or notes with warrants and Conditional Capital I is to be renewed.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)            Authorization to issue convertible bonds and/or notes with warrants

(1)          Face value, authorization period, maturity, capital stock amount

The Board of Management, with the consent of the Supervisory Board, is authorized to issue register and/or bearer convertible bonds and/or notes with warrants (herein after jointly referred to as “bonds”) with a total face value of up to €15,000,000,000.00 with a maturity of no more than twenty years by April 5, 2010, and to grant conversion or option rights for new shares in DaimlerChrysler AG with an allocable portion of the capital stock of up to €300,000,000.00 to the holders and/or creditors of bonds as more closely defined in the terms and conditions for the convertible bonds or notes with warrants (hereinafter referred to as “conditions”).

In addition to euros, the bonds can also be issued in the legal currency of an OECD country, limited to the corresponding equivalent value in euros.  They can also be issued by majority-owned direct or indirect subsidiaries of DaimlerChrysler AG; in this case, the Board of Management shall be authorized to assume the guarantee for repayment of the bonds for the issuing company and to grant shares in DaimlerChrysler AG to the holders of such bonds to meet the conversion or option rights granted with these bonds.

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The bonds can be issued wholly or in installments, once or several times.

(2)          Conversion right, conversion obligation

The holders or creditors of convertible bonds have the right to convert their convertible bonds into new shares in DaimlerChrysler AG in accordance with the convertible bond conditions.  The bond conditions can also stipulate a conversion obligation upon maturity or on an earlier date.  In this case, the conditions can include a provision that the company is entitled to make up any difference between the face value of the bond and a stock market price of the shares, to be determined more precisely in the conditions, at the time of the conversion obligation, but at least 80% of the stock market price of the shares at the time of issue of the bond – as described in paragraph (5) - multiplied by the conversion ratio, wholly or partially in cash.

(3)          Option right

In the case of the issue of notes with warrants, each bond comes with one or more warrants, entitling the holder to subscribe to new shares in DaimlerChrysler AG in accordance with the option conditions to be stipulated by the Board of Management.  The maturity term of the option may not exceed twenty years.

(4)          Conversion ratio, share of capital stock

The conversion ratio for convertible bonds is obtained by dividing the face value of the bond by the established conversion price for a new share in DaimlerChrysler AG.  The conversion ratio can also be obtained by dividing the issue price of a bond that is below the face value by the determined conversion price for a new share in DaimlerChrysler AG.  In addition, the bond conditions can include the provision that the conversion ratio is variable and can be rounded up or down to a whole number; moreover, an additional payment to be made in cash can also be stipulated.  Provision can also be made for fractions to be combined and/or compensated in cash.  The capital stock attributable to the shares to be issued at the time of conversion or to be received in the event of exercising of options for each bond may never exceed the face value and issue price of the convertible bonds or notes with warrants.

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(5)          Conversion price/Option price

The conversion price or option price to be stipulated for a share in each case must - even in the event of a variable conversion ratio or a variable conversion price or option price and taking into account roundings and additional payments - amount to at least 80% of the average closing price of the DaimlerChrysler AG share at the close of Xetra trading (or at the closing of a functionally equivalent successor to the Xetra system) on the ten trading days on the Frankfurt Stock Exchange prior to the day of the Board of Management resolution on the issue of the convertible bonds or notes with warrants, or correspond to at least 80% of the average closing price of the DaimlerChrysler share at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) during the trading days on which the subscription rights are traded on the Frankfurt Stock Exchange, with the exception of the last two trading days of subscription rights trading.  The bond conditions can also include the provision that the option price or conversion price can be changed during the term within a range to be stipulated by the Board of Management depending on the development of the share price or as a result of anti-dilution provisions.  Notwithstanding section 9 (1) of the German Stock Corporation Act (Aktiengesetz), the conversion price or option price shall be reduced as a result of an anti-dilution clause in accordance with the conditions of the convertible bonds or of the notes with warrants by means of the payment of a corresponding amount in cash upon exercising the conversion right or by means of a reduction of the additional payment if, during the conversion or option period, DaimlerChrysler AG increases its capital stock, granting stock subscription rights to its shareholders, or if DaimlerChrysler AG, or its majority owned direct or indirect subsidiaries, issues further convertible bonds or notes with warrants or grants other options and the holders of conversion or option rights are not granted subscription rights to the extent to which they would be entitled after exercising the conversion or option right.  Instead of a cash payment or a reduction of the additional payment, the conversion ratio can also - to the extend possible - be adjusted through division by the reduced conversion price.  Furthermore, in case of a capital reduction or measures which could lead to a dilution of the value of the issued shares of the company, the conditions can provide for an adjustment of the conversion or option rights.

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(6)          Cash settlement

The bond conditions can include a provision or an allowance that the company does not grant shares in DaimlerChrysler AG to the holders of conversion or option rights, but pays the equivalent cash surrender value that corresponds to the average closing price of the DaimlerChrysler share at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange during the last one to ten trading days prior to declaration of the conversion or exercising of the option, in accordance with the conditions.

(7)          Granting subscription rights, exclusion of subscription rights

The shareholders have statutory subscription rights when the bonds are issued.  The bonds can also be offered to the shareholders by way of indirect subscription rights; they are then taken over by a bank or bank consortium with the obligation to offer them to the shareholders.

However, with the consent of the Supervisory Board, the Board of Management is entitled to exclude the right of shareholders to subscribe to the bonds with conversion or option rights to shares in DaimlerChrysler AG if the issue price is not significantly below the theoretical market value of the bond, as calculated according to the generally accepted financial calculation methods.  An expert from an experienced investment bank or auditing firm that is not involved in the issue of the respective bond is to be mandated to calculate the market value.

However, the authorization to exclude subscription rights only applies to bonds with conversion and/or option rights (or conversion obligation) for shares with a total allocable portion of no more than 10% of the capital stock, both when this authorization enters into effect and when it is exercised.  The sale of the company’s own shares is to be included in this limit of 10% of the capital stock in so far as it takes place during the term of this authorization with exclusion of subscription rights pursuant to section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz).  Furthermore, shares issued from authorized capital with exclusion of subscription rights pursuant to section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) during the term of this authorization are to be included in this limit of 10% of the capital stock.

In addition, with the consent of the Supervisory Board, the Board of Management is authorized to exclude subscription rights of the shareholders regarding fractional amounts that arise as a result of the subscription ratio, and to also exclude subscription rights in so far as is necessary to grant subscription rights to the holders/creditors of conversion and/or option rights or holders/creditors of convertible bonds with conversion obligations to the extent to which they would be entitled after exercising the conversion and/or option rights or after fulfillment of the conversion obligations.

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(8)          Authorization to stipulate the further bond conditions

The Board of Management is authorized to determine the further details of the issue and terms of the bond, in particular the interest rate, issue price, maturity term and denomination, conversion or option price and the conversion or option period, or to stipulate these details in coordination with the executive bodies of majority-owned subsidiaries of DaimlerChrysler AG that issue the convertible bonds or notes with warrants.

b)            Capital increase

The capital stock shall be conditionally increased by up to €300,000,000.00.  The purpose of the conditional capital increase is to grant shares to the holders or creditors of convertible bonds and/or notes with warrants issued pursuant to the aforementioned authorization in a) by April 5, 2010 by DaimlerChrysler AG or its majority owned direct or indirect subsidiaries.  The new shares are issued at a conversion price or option price to be stipulated pursuant to a) paragraph (5).  The conditional capital increase is only to be carried out to the extent to which use is made of conversion or option rights or to which the holders or creditors who are under a conversion obligation fulfill this obligation.  The new shares shall participate in the profits of the company as of the beginning of the financial year in which they are created through the exercising of conversion or option rights or through the fulfillment of conversion obligations.  The Board of Management is authorized to determine the further details of the implementation of a conditional capital increase.

c)             Amendment to the Memorandum and Articles of Incorporation

Section 3 (5) of the Memorandum and Articles of Incorporation is to be reworded as follows:

“The capital stock shall be conditionally increased by an amount not to exceed €300,000,000.00 (Conditional Capital I).  The conditional capital increase shall be undertaken only to the extent that

(a)          the holders or creditors of conversion rights or option certificates attached to the convertible bonds and notes with warrants to be issued by DaimlerChrysler AG or its majority owned direct or indirect subsidiaries up to April 5, 2010, in accordance with the enabling resolution of the Annual Meeting of the Shareholders on April 6, 2005, actually exercise their conversion or option rights or

(b)         the holders or creditors of the convertible bonds to be issued by DaimlerChrysler AG or its majority-owned direct or indirect subsidiaries up to April 5, 2010 in accordance with the enabling resolution of the Annual Meeting of the Shareholders on April 6, 2005 fulfill their conversion obligation.

The new shares shall participate in the profits of the corporation as of the beginning of the financial year in which such shares are created through the exercising of conversion or option rights or through the fulfillment of conversion obligations.”

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10.       Resolution on the Rescission of Section 14 (2) of the Memorandum and Articles of Incorporation

Since the provision in section 14 (2) of the Memorandum and Articles of Incorporation, which regulates the notice period for the Annual Meeting of the Shareholders, only reproduces the legal text and the legislature plans to amend the notice periods, section 14 (2) of the Memorandum and Articles of Incorporation shall be deleted without substitution.

The Board of Management and the Supervisory Board submit the following resolution for adoption:
Section 14 (2) of the Memorandum and Articles of Incorporation shall be rescinded.

Section 14 (2) (old) of the Memorandum and Articles of Incorporation currently reads:

“Notice of the meeting shall be given at least one month prior to the final deadline for shareholder registration for the Annual Meeting.  The notice period shall be calculated without counting the day on which the notice is given and the last day of the registration period.”

* * *

Re Agenda Item 6):

Report of the Board of Management concerning the exclusion of stock subscription rights in the event of the sale of the company’s own shares pursuant to section 71 (1) sentence 5 in conjunction with section 186 (4) sentence 2 and section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz):

The sale of own shares shall be permitted in all of the following cases, without any pre-emptive rights of the shareholders:

Among other things, the authorization under Agenda Item 6 is intended to give the company the opportunity to use the shares for initial public offerings on stock markets where the company’s shares are not yet listed.

The company faces intense competition on the international capital markets.  An adequate supply of equity capital is vital for the future development of the company.  This includes the possibility of obtaining equity capital on the market at any time at appropriate conditions.

Consequently, the company must be able to tap into other major capital markets around the world.  In individual cases, this can also make it necessary to acquire own shares and use these shares for initial public offerings on foreign stock markets where the company’s shares are not currently listed.

The company should also be in the position to have own shares available to it to offer them as consideration in the context of corporate mergers or the acquisition of companies or participating interests.  International competition and the globalization of the economy increasingly demand this form of consideration.

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Therefore, the proposed authorization would grant the company the necessary flexibility to exploit arising opportunities to acquire companies or participating interests quickly and flexibly.  There are no concrete plans to utilize this authorization.  The Board of Management will report to the Annual Meeting of the Shareholders on any utilization of this authorization.

The DaimlerChrysler Stock Option Plan approved at the Annual Meeting of the Shareholders on April 19, 2000 can be serviced with the conditional capital resolved at that Annual Meeting.  The resolution proposed under Item 6 of this year’s agenda is intended to give the company the opportunity to additionally service the Stock Option Plan through prior acquisition of own shares.

The key conditions of the DaimlerChrysler Stock Option Plan were adopted by the Annual Meeting of the Shareholders on April 19, 2000.  They can be examined as an integral part of the notarized minutes of the Annual Meeting of the Shareholders on April 19, 2000 in the Commercial Register in Stuttgart.  They can also be examined as an integral part of the contemporaneous disclosure at the company’s registered office at Epplestraße 225, D-70567 Stuttgart and on the Internet at http://www.daimlerchrysler.com/ir/am2005.  On request, each shareholder will be sent a copy of the aforementioned documents free of charge.

The decision on how the options are to be serviced in each case will be taken by the company’s relevant boards.  Their decision will be guided exclusively by the interests of the shareholders and the company and they will report on their decision at the subsequent Annual Meeting after any such decision has been taken.

In addition, the company must be able to issue employee shares to employees of the company and its affiliated companies.

In order to facilitate the issue of employee shares, measures should be taken to enable the company to obtain the necessary shares by using securities lending to acquire shares in the company and, where necessary to use shares in the company to meet the reimbursement claims of the lenders.

The company should be able to retire and cancel its own shares without a new resolution being adopted by the Annual Meeting.

In addition to purchasing shares via the stock exchange, the company shall also be given the opportunity to acquire shares in the company through a public offering (tender procedure).  This alternative provides that any shareholders of the company willing to sell can decide how many shares to sell and, if a price range is set, at what price they are willing to offer them.  If the volume offered at the set price is in excess of the quantity of shares requested by the company, acceptance of the offers to sell must be allocated appropriately.  It should be possible to allow preferred acceptance of small offers or small portions of offers of up to a maximum of one hundred shares.  This possibility serves to avoid fractional amounts and small residual quantities in determining the quotas to be acquired, and thus facilitates technical settlement.

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Re Agenda Item 7):

Disclosures pursuant to section 125 (1) sentence 3 German Stock Corporation Act (Aktiengesetz)

The shareholder representative proposed for election under Agenda Item 7, Mr. Arnaud Lagardère, holds no other offices on supervisory boards required by law to be established.

He holds offices on comparable domestic or foreign bodies at the following companies:

France Telecom SA,

LVHM Moet Hennessy Louis Vuitton SA,

Fimalac SA,

EADS NV,

Hachette Vivre SA,

Hachette Distribution Services SA,

Virgin Stores SA,

Hachette Filipacchi Medias SA,

Lagardere Ressources SAS,

Arjil & Cie,

Lagardere Active Radio International

Sedi TV-Teva SNC.

Re Agenda Item 9):

Report of the Board of Management concerning the exclusion of subscription rights in the event of the issue of convertible bonds and notes with warrants pursuant to section 221 (4) in conjunction with section 186 (4) sentence 2 and section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz):

a)            Initial situation

The Board of Management is currently authorized by the resolution approved at the Annual Meeting of the Shareholders on April 19, 2000 under Agenda Item 7 to issue bonds with conversion and/or option rights for shares in the company by April 18, 2005, once or several times.  The total face value of the bonds is limited to the equivalent value of €15,000,000,000.00.  The proportionate amount of the capital stock of the shares to be issued on the basis of the conversion and option rights may not exceed €300,000,000.00.  With the consent of the Supervisory Board, the Board of Management is authorized to exclude the subscription rights of the shareholders.

The Board of Management has not exercised this authorization.

b)            Proposed resolution

In view of the fact that the aforementioned authorization expires on April 18, 2005 and the authorization to issue bonds with conversion and/or options rights is to be continued, it is proposed to replace it with a new authorization to issue convertible bonds and/or notes with warrants, with largely identical content.  This makes it possible to grant convertible bonds and/or notes with warrants up to a face value of €15,000,000,000.00, with a term of up to twenty years and with conversion and/or option rights for shares in the company with a proportionate share in the capital stock of up to €300,000,000.00.

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c)             Advantages of the financing instrument

Adequate capital resources are an essential foundation for the continued development and a successful market presence of the company.  Depending on the prevailing market situation, the issue of convertible bonds and notes with warrants can enable the company to take advantage of attractive financing options and terms in order to provide the company with capital at low rates of interest.  The conversion and option premiums generated are beneficial to the company.

The proposed option of providing a conversion obligation for convertible bonds extends the scope for structuring financing instruments of this kind.

When issuing convertible bonds and notes with warrants, for reasons of flexibility, the company should also, depending on the market situation, be able to make use of the German or international capital markets via its majority-owned subsidiaries and to issue bonds not only in Euros, but also in the legal currency of any OECD country in order to facilitate this.

d)            Conversion price/Option price

The conversion or option price for a share may not be below 80% of the average closing price of the DaimlerChrysler share at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) on the ten trading days prior to the day of the resolution by the Board of Management on the issue of the convertible bond or notes with warrants.  Alternatively, the opportunity shall be taken to establish the conversion or option price for a DaimlerChrysler share on the basis of the average price of the DaimlerChrysler share during the trading days of subscription rights trading, with the exception of the last two trading days.  This must also amount to at least 80% of the calculated value.

e)             Cash settlement, variable structuring of the terms

To further increase flexibility, the conversion or option conditions can include the provision that instead of granting shares in the company to the holders of conversion or option righs, the company pays out an equivalent value in the event of exercising of the conversion or option right.  Such virtual convertible bonds and notes with warrants enable the company to use financing close to capital market with no actual need for a capital-raising measure under company law.  This takes into account the fact that an increase in capital stock may be inappropriate at the future time of exercising of the conversion or option rights.  Moreover, since no new shares are issued, utilization of the cash payment option protects the shareholders against any reduction in the amount of their holding or dilution of the net asset value of their shares.  In this respect, in accordance with the conversion or option conditions, the equivalent value to be paid in cash corresponds to the average closing price of the DaimlerChrysler share at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) during the last one to ten trading days prior to declaration of the conversion or exercising of the option.

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Furthermore, the provision can also be made that the number of shares to be subscribed upon exercise of the conversion or option rights or after fulfillment of the conversion obligations, or a conversion right relating to this, is variable and/or the option or conversion price can be changed during the term within a range to be stipulated by the Board of Management according to the development of the share price or as a result of anti-dilution provisions. These possibilities ensure that the issue is in close conformity with market conditions. The above regulations on the level of the conversion/option price also apply in this respect.

f)                Subscription rights of shareholders and exclusion of subscription rights

The shareholders are to be entitled to subscription rights when convertible bonds and notes with warrants are issued.

However, with the consent of the Supervisory Board, the Board of Management can exclude the subscription rights with application mutatis mutandi of sections 221 (4) sentence 2 in conjunction with 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) if the respective bond is issued at a price that is not significantly below the theoretical market value of the bond.

The exclusion of the subscription rights enables the company to respond quickly to favorable stock market situations and be able to place a bond on the market quickly and flexibly with attractive terms. In contrast, in view of the increased volatility of the stock markets, the issue of convertible bonds and notes with warrants with granting of subscription rights is often less attractive, as in order to comply with the subscription period, the issue price must be set at a very early stage, which happens to the detriment of optimum exploitation of the stock market situation and the value of the bond. Favorable terms and conditions, which are as close as possible to market conditions, can generally only be established if the company is not bound to them for an excessively long offer period. Due to the existing statutory notice periods in the context of a subscription rights issue, a significant discount allowance on the price is frequently necessary. Section 186 (2) of the German Stock Corporation Act (Aktiengesetz) now allows publication of the subscription price (and therefore the terms of bond in the case of convertible bonds and notes with warrants) up to three days before the end of the subscription period. However, even in such cases there is a market risk over several days, which leads to contractual discounts. Aside from this, due to the uncertainty regarding utilization, subscription rights make the alternative placement with third parties more difficult and cause additional expenditure. Finally, due to the length of the subscription period, the company is also prevented from responding quickly to changes in market conditions. This makes procurement of capital more difficult.

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Pursuant to section 221 (4) sentence 2 of the German Stock Corporation Act (Aktiengesetz), the provision of section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) applies correspondingly to the exclusion of subscription rights. The authorization to exclude subscription rights pursuant to section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) only applies to bonds with rights to shares with a total allocable portion of no more than 10% of the capital stock, both when this authorization enters into effect and when it is exercised. Shares issued from the authorized capital during the term of this authorization, as well as the sale of the company’s own shares in conformity with existing authorizations or replacements thereof, are to be included in this limit in so far as they take place with exclusion of the stock subscription rights pursuant to section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz). This inclusion is in the interest of the shareholders in terms of the smallest possible dilution of their holding.

Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) requires the established issue price to be not significantly below the market price. To ensure that this requirement is also met for the issue of convertible bonds and notes with warrants, in the context of each issue, the Board of Management is obliged to obtain an opinion from an experienced investment bank or auditing firm which is not involved in the issue of the relevant bond. This opinion must verify that the issue price is not significantly below the market value of the bond. In this way, shareholders should be protected against dilution of their shareholding. Due to the issue price being established at a level not significantly below the theoretical market value, as provided for in the authorization, the value of subscription rights would practically fall to zero. Thus, an exclusion of subscription rights results in no financial disadvantage to shareholders. Shareholders who wish to maintain their share in the capital stock of the company can do so under almost identical conditions by making additional purchases on the capital market. In doing so, their financial interests are appropriately protected.

Furthermore, with the approval of the Supervisory Board, the Board of Management is authorized to exclude subscription rights regarding fractional amounts. Such fractional amounts can result from the amount of the respective issue volume and the application of a practicable exchange ratio. Here, the exclusion of subscription rights enables the utilization of the requested authorization by means of round amounts, thus making the capital-raising measure easier to process.

Exclusion of subscription rights in favor of the holders/creditors of convertible or option rights or of convertible bonds with conversion obligations arising from subsequent utilization of this authorization to the extent to which they were entitled after exercising the conversion or option rights has the advantage that, in the event of a further utilization of the authorization, the conversion price or option price for the holders/creditors of existing conversion rights, option rights or convertible bond with conversion obligations does not need to be reduced in accordance with the existing conversion or option conditions.

g)            Conditional capital

Conditional capital is needed in order to service the conversion and option rights and conversion obligations for shares in the company associated with the convertible bonds and notes with warrants. The issue amount corresponds to the conversion or option price.

***

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Those shareholders who on the day of the Annual Meeting of the Shareholders are registered in the share register as shareholders of the company and who have announced their intention to attend by no later than Friday, April 1, 2005 are entitled to participate in the Annual Meeting of the Shareholders and to exercise their voting rights. Shareholders who are registered in the share register may notify the company of their intention to attend by contacting

DaimlerChrysler

Aktionärsservice

Postfach 94 00 01

69940 Mannheim, Germany

or electronically via the Internet at https://register.daimlerchrysler.com

Shareholders who are registered in the share register may also have their voting rights exercised by a representative, for example, a bank or a shareholder association. In such cases, the authorized representatives must be registered in advance by the shareholder or the shareholder’s representative. In such instances, we ask that shareholders to forward the forms they have received to an authorized representative of their choice together with their respective instructions.

If a bank is entered in the share register, it may only exercise voting rights attaching to shares it does not own if it has been authorized to do so by the shareholder.

As a service, we continue to offer our shareholders the opportunity to be represented at the Annual Meeting of the Shareholders by employees of the company in accordance with the instructions received. The proxy representatives shall exercise the voting rights of the shareholders in accordance with the instructions given to them. Even when granted power of attorney, they are only authorized to exercise the voting rights if there is an express instruction relating to the individual agenda items.

Powers of attorney and pertinent relevant instructions can be issued in writing to the address above, by fax (fax no. + 49 (0)69 910 62635) or electronically via the Internet to https://register.daimlerchrysler.com.

Issuance of the power of attorney is only possible up to and including April 1, 2005. However, voting instructions and amendments to voting instructions can be issued until shortly before the start of voting on the day of the Annual Meeting of the Shareholders, but in any case at least until 12 noon C.E.T. Further details are included in the documentation to be sent out to shareholders.

Shareholders who wish to order tickets for the Annual Meeting or authorize a proxy representative via the Internet will need their access identifiers to do this. These access identifiers are shown on the back of the invitation letter. Users of the Personal Internet Service can use their self-selected user ID and their self-selected password.

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Shareholders who have registered for e-mail transmission of the Annual Meeting material will receive a link to the Personal Internet Service with the invitation e-mail.  All other shareholders will receive their shareholder number and the associated individual access number with the letter of invitation by post.

All motions and inquiries from shareholders must be directed to the following company addresses:

In writing or by fax to:

DaimlerChrysler AG,

Investor Relations HPC 0324

70546 Stuttgart, Germany

(Fax no. +49 (0)711/17-94075)

By e-mail to:

investor.relations@daimlerchrysler.com

Motions from shareholders which are eligible for publication and are received before midnight on March 22, 2005 C.E.T. shall be published on the Internet at www.daimlerchrysler.com/ir/am2005.  Any statements from the management shall be published after this date on the same Internet page.

The company will send the agenda for the Annual Meeting of the Shareholders on April 6, 2005, together with the summary report for the 2004 financial year and the informations for registration and the issuance of proxy voting authorizations, to the shareholders registered in the company’s share register.

Shareholders who are unable to attend the Annual Meeting in person can follow the speeches of the Supervisory Board Chairman and the Chairman of the Board of Management on the Internet atwww.daimlerchrysler.com/ir/am2005, where they will also find information on the Annual Meeting and, subsequently, details of the votes cast.

Stuttgart, February 23, 2005

DaimlerChrysler AG

The Board of Management

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Details pursuant to Section 128 (2) of the German Stock Corporation Law

Members of the Board of Management or employees of DaimlerChrysler are also members of supervisory boards of the following credit instituts:

DaimlerChrysler Bank AG

No member of the DaimlerChrysler Supervisory Board is employed by any bank or a member of any bank’s board of management.

Credit Institutes that hold equity in DaimlerChrysler AG that must be disclosed pursuant to Section 21 of the German Securities Trading Law:

Deutsche Bank AG, Frankfurt (10,4%)

Credit Institutes that belonged to a consortium that within the last five years carried out the company’s last securities issue:

ABN AMRO Bank N.V.

Banc of America Securities LLC

Banc One Capital Markets Inc.

Barclays Bank plc

Bayerische Hypo-und Vereinsbank AG

Bayerische Landesbank Girozentrale

Bear Stearns & Co.

BNP Paribas

Caboto Holding SIM S.P.A.

CALYON

Citigroup

Commerzbank Aktiengesellschaft

Credit Suisse First Boston Corporation

Deutsche Bank AG

Dresdner Bank AG

DZ Bank Deutsche Genossenschafts bank AG

Goldman Sachs & Co.

HSBC Bank plc

J.P. Morgan Securities Ltd.

Landes bank Baden-Württemberg

Morgan Stanley & Co.

Royal Bank of Scotland

Scotia Bank

Société Générale

Westdeutsche Landesbank Girozentrale

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DaimlerChrysler

Stuttgart, Germany

Auburn Hills, USA

www.daimlerchrysler.com

2

Annual Meeting 2005 - Counter-Motions

As follows, you will find counter-motions from shareholders who oppose the proposals made by the Board of Management and the Supervisory Board on the Agenda of the Annual Meeting on April 6, 2005, which the Company has to make accessible to all shareholders.

Counter-Motions

7th Annual Meeting of DaimlerChrysler AG

April 6, 2005, Berlin Trade-Fair Center (Messe Berlin)

Dear Shareholders,

For our Annual Meeting to be held in Berlin on April 6, 2005, some shareholders have submitted counter-motions to Agenda Items 2, 3, 4, 6 and 7.

The following counter-motions are listed in chronological order as they were received by DaimlerChrysler.

***

Jürgen Grässlin, Haierweg 51, 79114 Freiburg

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

Jürgen E. Schrempp became Chairman of the Board of Management of Daimler-Benz AG in 1995 – which is now ten years ago.  In the first few years he managed the Group in the fast lane with increases in revenues and earnings as well as workforce expansion from 311,000 employees in 1995 to 441,500 in 1998.

But then Mr. Schrempp announced his vision of becoming the “Number 1” of all automobile companies.  The mistaken investments as a result of this totally exaggerated goal were still having a dramatic impact on business developments in 2004.

The entry into becoming a so-called “global corporation” was the takeover of Chrysler Corporation which Mr. Schrempp initiated in 1998, and which we Critical Shareholders rejected at the Annual Meeting in September 1998.  And quite rightly, as the announced “marriage made in heaven” turned into a “gamble on earth”.  If Mr. Schrempp initially deceived the board and shareholders of Chrysler about his true intentions, he revealed them to the Financial Times in October 2000: “The structure that we now have with Chrysler (as an independent department) was always the structure that I wanted.” (Quote from the FT of October 30, 2000.)

As a consequence, Co-Chairman Robert J. Eaton was pushed out of the Group at an early stage and the number of US members of the Board of Management fell dramatically.  Chrysler’s degradation to a Daimler department led to the sale of large numbers of shares by US shareholders.  Schrempp’s promises on the Chrysler takeover – “You are the owners of a company with tremendous growth prospects,” (HV 1999) – proved to be a non-starter for a long time.  For many years, Chrysler vehicles could only be sold with exorbitant discounts.

With the acquisition of a 37% stake in Mitsubishi Motors, Mr. Schrempp and the Daimler Board of Management wasted more millions of euros on a decrepit car company.  But Mr. Schrempp painted a picture of a highly lucrative and market-dominating automotive group that would open the door to the Asian market for DaimlerChrysler.  Once again, the Board of Management’s analyses were completely wrong and led our company into an even deeper crisis.  If the Supervisory Board, supported by most of the Board of Management, had not prevented him from investing more money in Mitsubishi in April 2004, Mr. Schrempp would have wasted billions more.

The consequences of these and other wrong decisions (such as the investment in Hyundai) have to be accepted by the shareholders and employees.  The market capitalization was halved, the share price fell from €94.90 (1999) to €35.26 (2004), the dividend fell from €2.35 (1999) to €1.50 (2004) per share, and the workforce was reduced from 466,938 (1999) to 384,723 (2004) employees.

Mr. Schrempp suffered a total humiliation when he was named “Worst Manager of the Year” by Business Week in January 2004.

Today we have before us the scrap heap of Schrempp’s visions of a global corporation.  Of the three former pillars - Mercedes, Mitsubishi and Chrysler - only Chrysler is relatively stable.  Even the Mercedes Car Group is meanwhile driving in reverse, earnings have fallen by 47% due to quality problems.

The former promises of a 25% share of vehicle sales in Asia due to the investments in Mitsubishi and Hyundai are nothing but waste paper.  Now China is being propagated as the automobile market of the future, which may well be the case for many companies, but not for DaimlerChrysler.  Because with the stricter environmental-protection laws Mercedes will not be able to sell many sedans in China as of 2008.  The next crash is already pre-programmed.

The concentration on the core business of making cars, which has been promised for many years, has not happened either.  DaimlerChrysler and its associated companies have been degraded into a department store, which now produces oversized Maybach and loss-making smart cars, unattractive Mitsubishi and poor-quality Mercedes vehicles, inhuman mine-laying systems and nuclear-weapons carriers in breach of international law.  And while production figures at Mercedes have to be reduced, Daimler’s associated company EADS is rising to be a leading armaments producer and exporter with the Eurofighter and the A400M military transporter.

In review, the decade with Schrempp at the head of the Board of Management is a lost decade.  He has missed by a long way the goals he set himself of forging the most innovative and future-oriented mobility group.  In the end, Mr. Schrempp will go down as the biggest destroyer of jobs, shareholder value and market capitalization in the history of Daimler-Benz and DaimlerChrysler AG - but with many times his former salary.  Ten years of Schrempp? No reason to celebrate!”

Regarding Item 4 of the Agenda:

“The actions of the Supervisory Board are not to be ratified.

Reason:

Last year, the Supervisory Board once again failed to pass a resolution on the individualized listing of the compensation of the members of the Board of Management.  Meanwhile, 18 of the

30 companies in the DAX, the top German share index, list the salaries of each of their board of management members in their annual reports.

DaimlerChrysler, however, is still one of the black sheep, which is incomprehensible from a shareholder’s point of view.  The Critical Shareholders thus have to assume that through this secrecy those members of the Board of Management are meant to be hidden who, due among other things to their inadequate performance, had to accept reductions in compensation compared with the prior year.

Even Deutsche Bank AG now publishes the compensation paid to its CEO, Josef Ackermann.  It is therefore impossible to understand the fact that the former Deutsche Bank CEO and present DaimlerChrysler Supervisory Board Chairman Hilmar Kopper apparently does not make any efforts to disclose the compensation of DaimlerChrysler Board of Management Chairman Schrempp and the other members of the Board of Management.  In this way, Mr. Kopper is losing credibility and making himself the accomplice of Board of Management interests.

This attitude fits into the sad tradition of incomprehensible and damaging decisions by the DaimlerChrysler Supervisory Board - especially of the members representing the shareholders - which for a long time has not fulfilled its monitoring function and is also an utter failure in this respect.”

***

Eva Grässlin, Haierweg 51, 79114 Freiburg

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

In July 2004, the company’s management attempted in a blackmailing manner to play off the employees in Sindelfingen, Untertürkheim, Bremen and South Africa.  The mismanagement of Jürgen Schrempp and his Board of Management colleagues with years of capital expenditure to save Chrysler and the mistaken investment in Mitsubishi Motors now have to be paid for by the workforce.

The top management has to be held responsible for blatant misjudgment, so an honest declaration of blame on their part and the halving of Board of Management salaries would have been appropriate.  But while the Board of Management preaches water to the workforce, it is enlarging its own wine cellar by multiplying its total remuneration, as has happened in recent years.

In his speech at the 2003 Annual Meeting, Mr. Schrempp praised DaimlerChrysler’s “success factors”.  In his opinion these include “a high degree of communication skills, as well as sensitivity, respect and tolerance.  But above all one thing is important: team spirit.  And I am particularly pleased that in the whole company I detect a strong feeling of togetherness and a very good atmosphere”.

Exactly this team spirit was destroyed at the latest at that moment when Mr. Hubbert in his function at that time as Head of Mercedes claimed: “If we do not eliminate the Baden-Württemberg illness, the result will be a dramatic loss of jobs.” Whoever makes threats with unpaid additional working time, a reduced Christmas bonus, up to 100 hours overtime a year at the normal hourly rate, more temporary workers, shorter intervals on the assembly lines, Saturday as a regular working day, the elimination of breaks and much more, whoever gradually implements this scenario, this person throws Mr. Schrempp’s high-flown words into the waste-paper basket.

This person says: “External polls confirm that we are one of the most popular employers in the world.  We are proud of this reputation.  And we are working daily on living up to this claim.” Measured by the actions of the Board of Management, there is not much left of this.  Social standards are to be sacrificed, the various locations are played off against each other.

Only through massive employee protests was some weakening of the planned measures achieved.  Contrary to the hopes of the Board of Management, the workforce was not split, but the seeds of mistrust and uncertainty will blossom - and that is not for the good of the company.  In the view of the Critical Shareholders (www.kritischeaktionaere.de), with this strategy DaimlerChrysler is taking a gamble with the motivation and creativity of the workforce.  Business locations in Germany cannot be secured with demotivated employees.

Instead of continuing to present himself as a job killer and capital destroyer, Jürgen E. Schrempp should introduce technologies that protect jobs and secure the future such as the series production of a car that consumes two liters of fuel per hundred kilometers.”

Regarding Item 4 of the Agenda:

“The actions of the Supervisory Board are not to be ratified.

Reason:

As was already the case with the majority shareholding in Fokker NV and the so-called fusion with Chrysler Corporation, the Supervisory Board under the leadership of Hilmar Kopper once again failed to control the Board of Management in the case of Mitsubishi, and failed to take the necessary decisions.  Solely the investment in Mitsubishi Motors Company resulted in several million euros being wasted.

Contrary to many years of rose-tinted spectacles of the Daimler management, Mitsubishi today is in a miserable state:

•  Customers are buying fewer and fewer automobiles from Mitsubishi.

•  Mitsubishi has debts of €8.5 billion.

•  The company’s headquarters in Tokyo are being sold off too cheaply.  Where the company’s future headquarters will be is not yet clear.

Despite this development, which was indicated for a long time in advance, the Board of Management did not decided until April 2004 that DaimlerChrysler would not supply any more millions of subsidies.  A Supervisory Board functioning as a monitoring body would have acted long ago and influenced the Board of Management to get out of Mitsubishi.  Instead, the members in particular representing the shareholders prove to be highly paid yes-men.

The money that has been senselessly wasted as a result of false Board of Management decisions was reclaimed in 2004 from quite a different source: In order to achieve savings of €500 million, last summer the Board of Management played off the employees in the plants in the south of Germany, Bremen and South Africa.

This procedure is evidence of a purely profit-oriented shareholder-value mentality.  Through wage cuts and other disadvantages, the employees have to make up for the mistakes that the Board of Management has made costing billions of euros and that the Supervisory Board has made with its own failings.

Instead of wasting money on Mitsubishi, it would have been far more sensible to invest the money in maintaining social and employment standards, in quality development at the Mercedes Car Group, and in the creation of new jobs by promoting ecological mobility.

With the gradual retreat from Mitsubishi it is becoming increasingly clear that Schrempp’s global corporation has failed.  But instead of firing the Board of Management Chairman, he has been awarded exorbitant salary increases in recent years.  All we need now is the decision that Mr. Schrempp is to be appointed Chairman of the Supervisory Board, then the disaster will be complete.”

***

Holger Rothbauer, Poststraße 12, 72072 Tübingen

Regarding Items 3 and 4 of the Agenda:

“The actions of the members of the Board of Management and of the Supervisory Board are not to be ratified.

Reason:

Since according to the German Stock Corporation Law it is not possible in a counter-motion to propose that only the actions of Board of Management Chairman Schrempp and Supervisory Board Chairman Kopper are not to be ratified, the counter-motion is made that the actions of the entire Board of Management and Supervisory Board are not to be ratified.

At the beginning of last year’s Annual Meeting on April 7, 2004, Supervisory Board Chairman Hilmar Kopper informed everyone present at the ICC in Berlin, without any previous related inquiry, that DaimlerChrysler cooperates with The United Nations Children’s Fund, UNICEF.  In the context of the following discussion, Board of Management Chairman Jürgen Schrempp stated in reply to a question from the Association of Critical DaimlerChrysler Shareholders (KADC) that DaimlerChrysler was not “on UNICEF’s black list” and that DaimlerChrysler had been cooperating with UNICEF again since July 2003.  The statements of both Hilmar Kopper and Jürgen Schrempp do not correspond with reality.  In an authorized statement by UNICEF International of which KADC has a copy, it is stated that UNICEF currently does not regard DaimlerChrysler as a partner or ally due to its ownership interest in EADS and thereby also in RTG Euromunition.  This clear and unequivocal response from UNICEF is based on Clause 6 of the UNICEF Guidelines and Manual for Working with the Business Community.  Here it is stated that no cooperation is possible between UNICEF and a company that is involved in the business of armaments and weapons production.  Following the through evaluation of all internationally available facts, UNICEF has identified DaimlerChrysler as such a company from the area of the armaments industry and the production of mines.  Due to the 30% shareholding in the world’s seventh-largest armaments company, EADS, and due to its 50% shareholding in RTG Euromunition, which among other things is responsible for the production and sales of mines (MIFF, MUSPA), UNICEF refuses to cooperate and form an alliance with DaimlerChrysler.

In the aforementioned letter, UNICEF also informed KADC that UNICEF has a mere purchaser-supplier relationship with companies which at least have to undertake not to allow child labor and not to produce any anti-personnel mines or parts thereof.  The US defense ministry (the Pentagon) and the Italian defense ministry regard MIFF and Muspa as such mines that come under the Ottawa Treaty and are thus defined as anti-personnel mines.  In this way our company is actually risking being blacklisted as a supplier by international organizations.

Also the honorable attempt to donate money to UNICEF in connection with the Tsunami aid operation in Southeast Asia must not distract from the fact that UNICEF rejects cooperation and alliance with our company due to its armaments involvement.  UNICEF knows that 80% of the victims in the world’s current violent conflicts are children and women.  They are often victims of weapons that unfortunately are exported all over the world by DaimlerChrysler and its associated companies.  This statement by UNICEF does disastrous damage to our company’s image, for which Mr. Kopper and Mr. Schrempp must be held responsible.  Due to this wrongful behavior, the actions of neither of them can be or may be ratified.”

***

Beate Winkler-Pedernera, Wilhelm-Milius-Weg 9, 21684 Stade

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

In the study, “Corporate Women Directors International” of October 2004, DaimlerChrysler was criticized for the fact that there is no female member of either the Supervisory Board or the Board of Management, and that women occupy only 5.8% of all executive positions at the company.  DaimlerChrysler is thus the embarrassing back-marker in an international comparison of the 200 largest companies.  It is therefore even less comprehensible because our company’s management together with the Group Labor Council issued a “Declaration on the Promotion of Equal Opportunities” in 2001 and set concrete goals up to the year 2005 – which is now! The proportion of women in executive functions in levels 1 to 4 was to be increased from 5.7% in 2001 to between 8% and 12% in 2005.  A higher proportion of women was also to be attained in level 5 (from 0% to ?).  In fact, we have achieved an increase in levels 1-4 of 0.1 of a percentage point! What a performance! What happened to the “Career Workshops for Top Women Graduates”, for which in the year 2002 alone about 675 interested women applied from all over the world!

Quite rightly, it was written in the preamble to the “ Declaration on the Promotion of Equal Opportunities” that “the promotion of women in our company ............ important focus [see], to achieve long-term success and to fulfill our responsibility in terms of social policy.  The promotion of women is an important step towards the promotion of equal opportunities and towards the implementation of our human resources strategy.  About half of all school-leavers and more than half of all young people with advanced school-leaving qualifications are women.  This know-how and the manifold competencies are to be applied appropriately in the company”.  However, this insight had few consequences, and these few consequences had little success, therefore it must be assumed that women at DaimlerChrysler are still held back or at least ignored.  How can it otherwise be explained that the female Supervisory Board candidate proposed by the Association of Critical DaimlerChrysler Shareholders was the only female candidate to be proposed so far.  Apart from the major shareholders, who once again showed no interest in the competencies of this woman, Marion Struck-Gabe (see www.kritischeaktionaere.de) obtained an impressive 652,162 votes.  I urgently request that female candidates are nominated for the Board of Management and the Supervisory Board.  In this context I can also quote Jürgen Schrempp directly: “We are often asked whether DaimlerChrysler has a sufficient number of qualified employees.  My answer is a decisive “Yes!” For each international executive position to be occupied, we can select from several extremely suitable candidates.” The emphasis is to be understood as being on male candidates, since women did not gain access to these executive positions.

I require that the voluntary commitment to 12% women in management positions is achieved and that this proportion is increased further.  In comparison: At Deutsche Post the proportion of women in the Supervisory Board is 30%.  At both MetroAG and Deutsche Bank it is 25%.  When Mr. Kopper as the former CEO of Deutsche Bank knows how this can be done, why does he not pay attention to this in his function as Supervisory Board Chairman at DaimlerChrysler?

I propose that the actions of the Board of Management and the Supervisory Board are not ratified until the advantages of “mixed teams”, which have repeatedly been proven in studies to “create added value for shareholders”, are actually utilized.

***

Paul Russmann, Forststr. 160 c, 70193 Stuttgart

Regarding Items 3 and 4 of the Agenda:

“The actions of the members of the Board of Management and of the Supervisory Board are not to be ratified.

Reason:

Numerous shareholders grant proxy voting rights to the Critical DaimlerChrysler Shareholders, Arndtstr. 31, 70197 Stuttgart,
Tel: +49 (0)711 608396, E-mail: orl-russmann@gaia.de, www.kritischeaktionaere.de because:

... The Board of Management and the Supervisory Board ignored demands to abandon the production and export of armaments also in the 2004 financial year.

Instead of disposing of the investment in EADS, or alternatively ensuring that EADS only supplies civil products, the revenues generated by EADS in the field of armaments production increased from €6 billion (2003) to €8 billion (2004)! In other words: Even more Daimler-EADS weapons were exported all over the world in 2004.

... In breach of international law, Daimler/EADS is producing new carrier missiles for nuclear weapons.

Now it is official: Through EADS, DaimlerChrysler is involved in the development of new carrier missiles for nuclear weapons.  At the end of 2004, the office for procurement of the French defense ministry ordered new carrier missiles for nuclear warheads worth €3 billion from EADS within the framework of the M-51 program.  In 2010, the M51 will replace the previous model, the M-45, and will be stationed on four French nuclear-armed submarines.  The M-51 has a longer range and better accuracy than the M-45.  Instead of encouraging the destruction of all nuclear weapons, Daimler is contributing to a new nuclear arms race through EADS.  DaimlerChrysler is thus infringing the expertise of the International Court of Justice of 1996, which classified even the development of new nuclear weapons as “generally in breach of international law”.

... Daimler/EADS is again supplying old mines.

On the current Internet site of the EADS associated company, RTG-Euromunition (www.RTG-E. de), until January 2005, the mines MUSPA and MIFF were offered under the names of PAAS and PATS - although at the last Annual Meeting the Board of Management claimed that the MIFF and the MUSPA had not been produced since 1994.  The word “mine” is not mentioned on the MIFF and MUSPA website.  That was different a few years ago: In an advertising campaign, the MIFF was called the “mine flat-flat” and the MUSPA was described as “fragment area-closure mine”.  According to information received by telephone from RTG-Euromunition, this Internet page was closed down as a result of protests in February 2005.  What is Daimler/EADS trying to hide? Fear of criticism of being a mine producer?

... Daimler/EADS produces/has produced wide-area munitions.

According to the alliance for action www.landmine.de, the Daimler associated company EADS is one of those companies that is or has been involved in the development and/or production of wide-area munitions.  Wide-area munitions produce a large number if duds which, just like landmines, threaten the lives and health of civil populations and hinder post-conflict reconstruction.  Wide-area munitions duds frequently react more sensitively to contact from a person than the prohibited anti-personnel mines.

... The investment in EADS does not fit the core business and still has not been sold or converted.

DaimlerChrysler’s investment in EADS repeatedly causes public disapproval and protest campaigns.  Many people, especially young people, refuse to invest in our company’s shares or to buy our vehicles as long as DaimlerChrysler/EADS supplies mines, wide-area munitions and nuclear weapons.  Furthermore, it is not clear how the investment in EADS fits with the stated strategy of the Board of Management of concentrating on the core business - that is, the automotive business.  The investment in EADS causes substantial damage to the image of our Group.

... The Board of Management and the Supervisory Board do not fulfill their moral and ethical responsibility.

Summary: Instead of introducing the urgently needed contribution to converting jobs in armaments production to civil manufacturing, once again in 2004 the Board of Management and the Supervisory Board of DaimlerChrysler AG ignored the Group’s own share in the production of weapons and armaments.  Therefore the Board of Management and the Supervisory Board have not fulfilled their moral and ethical responsibility.  The Supervisory Board also failed in its duty to monitor the Group’s Board of Management.

***

Hans-Walter Grünewälder, Brahmsstr. 27, 42289 Wuppertal

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

The total extent of the disaster at Mitsubishi did not become visible for the shareholders and the public until after the last Annual Meeting, and it may well be assumed that if there had not been the extremely massive criticism from the shareholders last year the involvement would have continued.  Irrespective of whether or not the company is compensated by Mitsubishi for the losses at Fuso, it is clear that this is yet another company that was bought at the wrong time and for the wrong price; a feature of nearly all acquisitions that have been made under Mr. Schrempp.  And now, after the trouble of the prior years, the Group’s former showpiece the Mercedes Car Group has also started to flounder.  The smart is a flop, the Vaneo small van will be abandoned and the quality problems at Mercedes-Benz Passenger Cars have led to market-share losses.  Whether the earnings improvement at Chrysler is really as praiseworthy as it is described by the management will not be clear until the question is answered at the Annual Meeting concerning the effects in 2005 of the agreement concluded last year between the Chrysler Group and the Services division “on the adjustment of compensation for subsidized financing offers and the changed acceptance of residual-value risks for certain leased vehicles,” which in the prior year led to a gain of €0.2 billion at Chrysler.

When under “Corporate Governance - Boards of the Company” with the description of the careers of the individual members of the Board of Management Mr. Schrempp claims that “DaimlerChrysler is today a global company that is the best-positioned worldwide, all of our shareholders who have heard of Toyota and Renault must feel mocked.  In particular due to the fact that Renault invested in Nissan and made it into a success story after Mr. Schrempp did not want to invest in Nissan and instead bought shares in Mitsubishi.

That manager who first recognized the problems at the Mercedes Group and spoke openly about the need to revitalize that division had to leave, and the responses from Mr. Schrempp to the problems at Mercedes are - if the newspaper Frankfurter Allgemeine Zeitung is to be believed - “at this company we have often shown that we can turn around difficult situations,” “we will take control of the situation within twelve months,” and regarding the smart “the car is good, its earnings are bad”.  I would like to state the following points:

a)  The difficult situations that are to be “turned around” are largely the result of Mr. Schrempp’s acquisitions.

b)  The Board of Management’s projected timeframes to improve earnings have hardly ever been accurate (last year significant earnings improvements were promised as of 2005, now there is talk of a “slight increase”).

c)  Regarding his remarks on the smart, one can only reply: The workforce is good, the Board of Management is bad.

If, despite all these failures, the other members of the Board of Management are still faithful to their Chairman in undying loyalty, one must doubt their critical capabilities and refuse to ratify the actions of the entire Board of Management.

Regarding Item 4 of the Agenda:

“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

Despite massive criticism at last year’s Annual Meeting, the Supervisory Board extended Mr. Schrempp’s contract, and in an article in the newspaper Frankfurter Allgemeine Zeitung, Mr. Kopper not only defended Mr. Schrempp, but also chastised his critics and accused them of ignorance.  A similar thing occurred in a television interview with a journalist from Manager magazine.  Among other things, he referred to the performance of the last three years, and that the criticism should have been made - if at all - in 2001.  Mr. Kopper deliberately overlooked the fact that in the 10 years that Mr. Schrempp has been Board of Management Chairman, DaimlerChrysler’s share price has hardly changed, while the value of BMW shares has nearly doubled.  The Supervisory Board Chairman also negated the demands made by many shareholders as early as 2001 that Mr. Schrempp’s contract should be terminated, which at that time caused the Supervisory Board to prolong his contract earlier than had been foreseen.

Now that not only the complete extent of the Asian disaster has become clear, but also the serious problems at the Mercedes Car Group, the contract extension can only be regarded as the most fatal personnel decision that has ever been taken in the history of DaimlerChrysler AG.  An additional negative fact is that at the same time, one of the best and most highly regarded young managers in the industry had to go because he - if the reports in the press are accurate - not only had a different opinion from his Board of Management Chairman, but also was the first to point out the problems of the Mercedes Car Group.

In addition, it still has not been announced whether the Supervisory Board will makes claims against Mr. Schrempp - or at least his D & O insurance - for the consequences of his interview in the Financial Times (at least €240 million).

Because personnel and material resources have been wasted irresponsibly at DaimlerChrysler AG, Mr. Schrempp’s contract extension was such a mistake that the actions of the entire Supervisory Board should not be ratified; because also the support for Mr. Schrempp from the employees’ side is no longer comprehensible.”

***

Michael Bürger, Hans Stiglocher Str. 8, 84489 Burghausen

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

For more than 2 years now, Mercedes’ involvement in Formula 1 racing has been an extremely questionable enterprise.

In addition to the millions that are irresponsibly wasted in these activities, the Mercedes brand has suffered substantial image damage and the former aura of quality and reliability has been destroyed.

This image damage is also reflected in the disastrous earnings that Mercedes achieved last year.  With a reduction in earnings of 47%, all the alarm bells should be ringing in the Board of Management!

I demand that the Board of Management of DaimlerChrysler AG immediately withdraws from Formula 1 and uses the funds thus released to return Mercedes to a path of success and to protect jobs in Germany.”

***

Wilm Diedrich Müller, Am Markt 3, 26340 Neuenburg

Regarding Item 4 of the Agenda:

“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

I would justify this motion by the fact that the Annual Report approved by the same Supervisory Board one year ago was issued in the name of ‘DaimlerChrysler AG’ and not in the name of ‘Company DaimlerChrysler AG’.”

***

Tim Werner, Interest Group of Mercedes Victims in Germany,

Birkenweg 1, 61449 Steinbach/Ts.

Regarding Item 3 of the Agenda:

“The actions of the Chairman of the Board of Management, Prof. Jürgen E. Schrempp, are not to be ratified.”

Reason:

The actions initiated at short notice by Prof. Schrempp in the direction of balance-sheet cosmetics and out of egoistic interests (due to profit-related Board of Management compensation) have led to immense accrued liabilities and capital elimination, a dramatic decline in the quality of Mercedes-Benz vehicles and customer satisfaction in particular, as well as significant losses in market share and unit sales.

The statements made by the Board of Management in March 2004 “…quality of our Mercedes-Benz vehicles and resulting satisfaction of our customers are of great importance to us…” are in contradiction to the actual actions of the Board of Management.

DaimlerChrysler/Mercedes-Benz has turned away from the reason for its existence, the customer, and now orients itself only towards short-term accounting factors and is thus jeopardizing the long-term existence of the company.

Prof. Schrempp is also responsible for the fact that considerable sums of money have been invested in decrepit companies (in particular Mitsubishi, Chrysler, Formula One) to the disadvantage of the core business of the Mercedes-Benz brand; the vision of the “global corporation” has failed.

***

Peter Lamm, Tilsiter Str. 2, 52249 Eschweiler

Regarding Items 3 and 4 of the Agenda:

“The actions of the members of the Board of Management and of the Supervisory Board are not to be ratified.

Reason:

The serious quality problems with passenger cars have meanwhile reached a magnitude that is putting the whole company in a frighteningly weak position.

In terms of quality, DC has long been overtaken by all of the Japanese competitors, and our Board of Management looks on almost passively.

The safety-relevant defects with the SBC brakes (E-Class W211) have not even been eliminated after two years and DC does not have the courage to revert from this system, which is still not ready for series production, to the old tried-and-tested systems.  Customers are being used as guinea pigs and in return are supplied with vehicles that have not been fully developed, are prone to break down, and have safety risks.

The members of the boards are apparently unaware that this is a question of human lives.”

***

Holger Rothbauer, Poststraße 12, 72072 Tübingen

Motion A

Regarding Item 7 of the Agenda:

“Ms. Marion Struck-Garbe, 57, a graduate in sociology and economics and lecturer at the University of Hamburg, resident of Hamburg, Chairwoman of the Pacific Network, spokeswoman for peace and the environment for Greenpeace Germany, is hereby proposed for election to the Supervisory Board of Daimler-Chrysler AG, Stuttgart.  The management’s proposal under Item 7 of Mr. Arnaud Lagardere as a candidate for this position will therefore be opposed in the Annual Meeting.

(Ms. Marion Struck-Garbe has formally declared her consent to the candidacy.)

Reason:

As shareholder representative of the Association of Critical DaimlerChrysler Shareholders (KADC), Arndtstr. 31, 70178 Stuttgart, I am still very concerned about the Group’s structural and financial development.  On the side of the Supervisory Board representing the shareholders, so far we have only had men of whom it is not apparent to what extent they fulfill their supervisory function and encourage pioneering decisions by the Board of Management and/or constructively support the Board of Management.

The continued clinging-on to a large stake in the armaments company EADS damages the image of the Mercedes Car Group and has a disadvantageous effect on its sales in competition with other manufacturers.

The Mercedes Car Group has finally decided to introduce the soot-particulate filter for diesel vehicles after massive pressure from KADC in collaboration with Greenpeace over the last three years which could no longer be ignored.  But this was much too late and demonstrates the loss of Daimler’s former technology leadership also in this area.

Instead of facing up to the new challenges of our time in the fields of transport technology and ecology, and thus conquering the markets of the future, the Group’s management is getting involved in an incalculable adventure while clinging on to image-damaging armaments production by EADS.

Reorientation is required urgently.

The nomination of Mr. Arnaud Lagardere represents the old patterns of thinking: Male management board members from one company sit on the supervisory boards of the companies of their male friends in line with the motto of ‘I’ll scratch your back if you scratch mine’.  Mr. Lagardere already holds positions in twelve companies, so there are now already substantial doubts about his efforts for DaimlerChrysler.  Furthermore, in his main function for the armaments company EADS, Mr. Lagardere is evidently the guarantee that DaimlerChrysler will continue clinging on to image-damaging armaments production.  This is the wrong kind of signal.

Ms. Marion Struck-Garbe is 57 years old, lives in Hamburg, is a graduate in sociology and economics, a lecturer at the University of Hamburg, Chairwoman of the Pacific Network and currently active for Greenpeace Germany as spokeswoman for peace and the environment.  She is a highly competent expert, particularly in the field of environment technology, and could give useful impetus to a Supervisory Board that has so far only consisted of older men, especially in the area of environmental orientation, and could monitor this type of work by the Board of Management more competently.  Through her activities in the Pacific Network, she has specific knowledge of one of the world’s most important markets of the future.  Her activities at the University and for Greenpeace demonstrate her outstanding capabilities in the fields of organization and structuring for the future.  With the election to the Supervisory Board of such a competent woman, the Group would at last properly fulfill the requirements of the Global Governance Code.

Ms. Struck-Garbe holds no other Supervisory Board position and could therefore devote herself fully to seriously fulfilling the duties of a Supervisory Board member.”

***

Dr. Andreas L. Heimig, Poststr. 14a, 40667 Meerbusch

Regarding Item 2 of the Agenda:

“I hereby contradict the allocation of unappropriated profits.

Reason:

I refer to my comments on Item 3 of the Agenda, insofar as non-disclosed Board of Management salaries flow into the calculation of unappropriated profits with the result that transparency and comprehensibility for the shareholders are insufficiently guaranteed.  I also refer to my comments on Item 6 of the Agenda, insofar as the allocation of unappropriated profits is affected.”

Regarding Item 3 of the Agenda:

“The actions of the Board of Management are not to be ratified.

Reason:

As long as the Board of Management refuses to disclose its members’ salaries, I refuse to ratify their actions.  Furthermore, the Board of Management has destroyed a large proportion of the assets and market capitalization of DaimlerChrysler AG through a series of wrong decisions.  Some examples of this are the merger with Chrysler, the development of the smart brand, the involvement in Mitsubishi and a mistaken model policy with an excessively large product range, which, among other things, leads to cannibalization effects (most recently the development of the B-Class as a supplement to the A-Class) and extremely excessive costs because there are too many platforms.

In recent years, the image of the DaimlerChrysler brand has suffered, this will possibly be permanent, thus leading to high financial losses for DaimlerChrysler AG.  The well-known quality problems of Mercedes-Benz vehicles are also a result of the Board of Management’s lack of focus on fewer models and brands and the workforce’s exhaustion in connection with the turnaround of Chrysler.”

Regarding Item 4 of the Agenda:

“The actions of the Supervisory Board are not to be ratified.

Reason:

I refuse to ratify the actions of the Supervisory Board insofar as it bears co-responsibility for the points of criticism mentioned under Item 3.”

Regarding Item 6 of the Agenda:

“I cannot authorize the acquisition of own shares.

Reason:

The financial resources foreseen for this purchase should be invested in growth-inducing activities or quality improvements or research and development projects, for example.  Otherwise I propose the distribution to the shareholders of the portion of profit planned for the acquisition of own shares.”

***

Dietrich-E. Kutz, Gymnasiumstr. 10, 88400 Biberach

Motion B

Regarding Items 3 and 4 of the Agenda:

“I hereby propose that the actions of the Board of Management (Item 3) and of the Supervisory Board (Item 4) are ratified individually.

Reason:

The Board of Management and the Supervisory Board have once again failed to do justice to the outlook and visions.  They are paid for success and the shareholder value that has been achieved is once again unsatisfactory - that is, not good enough to be ratified.  The Chrysler, Mitsubishi, Fuso and now Mercedes dilemmas are not unique events along the career path of the Board of Management Chairman, see Dornier, Fokker etc.  How much capital has been wasted on the failures in the Far East and how much more is to come from Mercedes?

Pride always comes before a fall.  The managers must display more sensitivity in order to recognize developments in the various areas of the Group at an earlier stage.  A year of disappointment lies behind us, with skepticism for the future.  Which manager achieves the best results? Sympathy is not enforceable.  All in all, a brutal ending to normality.  Waiting and hoping (sometimes) makes fools of the shareholders.  With the understanding that something terrible may not be repeated, although we cannot understand/accept why and how it happened.  Difficult times are coming for pinstripes and coffee, because the success is very modest.”

Motion C

Regarding Item 6 of the Agenda:

“I propose that the resolution on authorization to acquire the company’s own shares to service the stock-option plan is rejected, due to the lack of success and lack of goal accomplishment of this plan.

Reason:

The stock-option plan is a self-service instrument without any reciprocal service, i.e. assets are transferred from the shareholders to the Board of Management and other executives.  Now it is also becoming clear why the disclosure of individual managers’ salaries is not desired and is being resisted.  The comparison you make with international executive personnel in the United States does not do it justice, you are limping behind success.  Take Apple CEO Steve Jobs as an example, he received a salary for the year 2004 of just one dollar.”

***

Horst and Maria-Renate Klose, Zwieselstr. 4, 83278 Traunstein

Regarding Item 3 of the Agenda:

“The actions of the Board of Management are not to be ratified.

Reason:

Neglect of quality standards for the Mercedes brand (especially the A-Class).  This comes close to the slow starvation of the former “Mercedes” cash cow.

Proof: With the award of the “Yellow Angel” by the ADAC in the category “Quality 2005”, there is not a single Mercedes model in the first ten ranking places.”

***

Walter Schwenninger, Haaggasse 35, 72070 Tübingen

Regarding Item 3 of the Agenda:

“The actions of the Board of Management are not to be ratified.

Reason:

DaimlerChrysler AG and its Board of Management have so far not reacted to the demands made by the international campaign for apologies and compensation in southern Africa that it should face up to a public debate on the connections between the Daimler Group and the unlawful apartheid system in South Africa, make an apology, and participate in the financial compensation for victims. As a part of a four-man delegation from this campaign, I myself handed over a package with four thousand signatures to Josef Gorgels, the head of SAFRI, in the DaimlerChrysler headquarters in Möhringen on December 16, 2003, the day of reconciliation in South Africa. We have not yet received a reply.

The former Daimler-Benz AG earned billions of deutschmarks from its business with armaments companies in apartheid South Africa, and thus bears co-responsibility for the fact that with the help of the security apparatus this “uniquely unlawful regime” (according to the UNO) was able to exist for so long. Due in particular to expensive armaments (military vehicles etc.) and civil license production in South Africa (engines that were installed in military vehicles), the Company helped the regime to break the UNO arms boycott and to accumulate a mountain of odious debts.

According to the report of the Truth Commission in South Africa, the Company should long ago have declared publicly that it bears a part of the blame for serious infringements of human rights (murder, torture, sexual violence, arbitrary arrest).

The Khulumani group of plaintiffs representing 32,000 victims is currently taking legal action in the United States against 23 international corporations and banks, including DaimlerChrysler AG. The verdict at the second judiciary level will be announced in April.

In times of globalization, a company should face up to the question of dealing with its past in the former apartheid regime if it wants to be credible in its efforts to secure the future of southern Africa. Therefore no ratification for this Board of Management – which has not a single female member.

***

Alexander Dauensteiner, Oskar-Rieß-Straße 11, 42699 Solingen

Regarding Item 3 of the Agenda:

“The actions of the Board of Management are not to be ratified.

Reason:

“For more than five years now, the Association of Critical DaimlerChrysler Shareholders (www.kritischeaktionaere.de) has been demanding the introduction as standard equipment of soot-particulate filters in all diesel cars. The blockade of the standard application of this innovative technology confirmed by the Board of Management at the annual meetings in the past four years is causing lasting damage to the Group. It has been proven beyond all doubt that diesel soot above a certain concentration can cause cancer. The pressure on the Group’s management increased steadily during 2004. There is not the slightest public understanding for DaimlerChrysler’s attitude. Cases have even been reported in which customers have decided not to buy diesel cars from DaimlerChrysler because they do not offer sufficient health protection, and in the coming years a massive loss of value is to be expected for cars without soot-particulate filters. The result is obvious: DaimlerChrysler has been losing significant numbers of customers for five years now in the steadily growing market for diesel cars. DaimlerChrysler lost technological leadership to the French PSA Group (with its brands of Peugeot and Citroen) a long time ago. PSA successfully developed a soot-particulate filter for diesel cars and introduced it as standard equipment as early as 2000. Peugeot alone has sold well over 700,000 diesel cars with soot-particulate filters since then.

As expected and as I forecasted at the last annual meeting, DaimlerChrysler has not been able to persist with its total blockade. At the 2005 Geneva Motor Show, the new head of the Mercedes Car Group, Dr. Eckhard Cordes, announced that from the summer of 2005 all Mercedes-Benz diesel cars would be fitted with soot-particulate filters as standard equipment. This step was long overdue and is to be welcomed. Today, DaimlerChrysler’s Mercedes customers can obtain soot-particulate filters for just 20 of more than 75 diesel models, and pay a substantial premium of at least €522 for this privilege. The situation is different with technology leader PSA, whose Peugeot and Citroen brands’ diesel cars are all fitted with soot filters without a price supplement. As a result, Peugeot once again significantly increased its market share in Germany last year.

Jürgen Hubbert was always lacking in competence and problem awareness in the field of environmental protection in his responsibility as Board of Management member for the Mercedes Car Group. He is responsible for the fact that Mercedes has fallen behind the competition by years. Mr. Hubbert was only concerned with fulfilling existing norms.

In the Annual Report 2004, the Group points out that the Mercedes system works without any additives and is therefore “maintenance free, unlike other similar processes”. Apparently this secondary fact – completely irrelevant for health and the environment – was a sufficient reason for Group to launch this technology more than half a decade (!) after the competition. Yet before the end of the year 2005, bans on driving diesel cars without particulate filters can be expected due to the limits on fine dust applicable all over Europe. According to the EU directive that has been converted into national law, the limit of 50 micrograms of dust per cubic meter of air may only be exceeded on a maximum of 35 days a year. Customers who today buy diesel models from DaimlerChrysler for which the Group still does not supply a soot-particulate filter must expect to be banned from driving in the future, particularly in major cities and conurbations. The Annual Report 2004 bears the title: “Innovations for our Customers”. From the customers’ point of view, this sounds like mockery.

The blockade policy pursued by the Group against the introduction as standard equipment of soot-particulate filters also in the 2004 financial year has led to the loss of technology leadership in the field of diesel technology. The actions of the Board of Management are therefore not to be ratified.”

Regarding Item 4 of the Agenda:

“The actions of the Supervisory Board are not to be ratified.

Reason:

The monitoring of the Board of Management by the Supervisory Board of DaimlerChrysler AG in matters of environmental protection takes place not at all or only inadequately.

The fuel consumption of the car fleet is still much too high. The Group claims on page 75 of its Annual Report and on page 37 of its Environmental Report that the fuel consumption of the DaimlerChrysler car fleet in Germany has been reduced by 28% since 1990 to 7.35 liters per hundred kilometers: “far above the VDA commitment of 25% by 2005”. But the Group still refuses to disclose the basis for its calculations and methodology in recent years. It is still not possible to check these figures, the publication is therefore to be doubted. Furthermore, 7.3 liters per hundred kilometers for the DaimlerChrysler car fleet is anyway much too high.

Already nine years ago, in my function as speaker of the Association of Critical DaimlerChrysler Shareholders, I pointed out that further-going concepts were needed to reduce fleet consumption. In the annual meeting of May 22, 1996, we referred among other things to the highly efficient hybrid-drive technology as an interesting option to reduce fuel consumption. At that time, the Board of Management described the concept merely as “arithmetically provable”. Far too late it was recognized that this highly efficient technology could make a significant contribution to reducing fuel consumption.

Only in December 2004 did DaimlerChrysler conclude an agreement with General Motors (GM) “which aims to develop a joint hybrid-drive architecture”. The final contract is not due to be completed until the spring of 2005, although some competitors have been selling this technology successfully for several years. The Toyota “Prius” has meanwhile won more than ten international prizes, including “Car of the Year 2005”. In this important election by 58 European specialist journalists, the three models from Mercedes-Benz (A-Class, CLS and SLK) did not even get through the first round of evaluation. Honda has meanwhile also presented a hybrid version of its successful “Civic” model. The strategic mistake with far-reaching consequences of for far too long not pursuing any other options for future drive technology apart from developing the fuel cell should have been recognized by the Supervisory Board at an early stage with consequential counter measures.

The corporate goal proclaimed in the Annual Report 2004 of wanting to gain a “top position as a technology leader for environmental protection” has hardly been achieved. The benchmark for this goal is not only the expenditure for environmental protection of about €1.6 billion in the year 2004, but also the products and technologies making a significant contribution to environmental protection that are demanded by customers, the critical public and the political arena. In this respect DaimlerChrysler is still lagging behind its competitors, as clearly demonstrated by the more than five-year delay with the introduction of soot-particulate filters and the much too late start with the development of hybrid-drive systems.

The introduction of natural-gas vehicles was also started much too late. The E 200 NTG is the only passenger car on offer with this technology.

DaimlerChrysler is in danger of limiting its environmental activities to just a few alibi projects, and is therefore increasingly losing credibility. For example, there has still been no clear commitment to the long-term use of natural fibers. The praiseworthy projects in this area such as the POEMA project in Brazil or a project in the Philippines with the use of the Abaca shrub must be continued and expanded. According to press reports, due to a massive drop in sales of the A-Class in Brazil and for cost reasons there is actually the danger that the Group might altogether give up using this ecological raw material. This would not only have dramatic consequences for employees and farmers in Brazil, but would also result in considerable image damage for the Group. A clear commitment to natural fibers as a social and ecological raw material is therefore still lacking.”

***

Bernd and Helga Becker, Taunusstr. 32, 61239 Ober-Mörlen

Motion D

Regarding Item 7 of the Agenda:

“Regarding the proposed election to the Supervisory Board of Arnaud Lagardère as a representative of the shareholders, I propose the following alternative candidate:

BERND BECKER, retired bank branch manager, since 1989 “honorary judge”, holder of the “honorary letter of the State of Hesse”.

Reason:

Mr. Arnaud Lagardère already holds a large number of offices! Conflicts of interest cannot be ruled out! Due to his large number of positions it would be highly problematic for him to deliver 100% performance in connection with Supervisory Board duties.

Mr. Becker’s background is in the finance sector. Unlike Mr. Lagardère he is not “burnt out”, and is absolutely devoid of any conflicts of interest. An additional reason is that a “small shareholder” should also have the chance to become a member of the Supervisory Board.

I hereby confirm that I am not a member of any other Supervisory Board.”

***

Dr. Pedro de la Fuente, Breslauer Str. 10, 89231 Neu-Ulm

Regarding Items 3 and 4 of the Agenda:

“The actions of the members of the Board of Management and of the Supervisory Board are not to be ratified.

Reason:

In connection with sponsoring, the Company is miserably neglecting its social responsibility with respect to the protection of animals. Although the recent decision to supply leather-free automobiles if requested is to be assessed positively from the point of view of animal protection, the Company still sponsors events in which animals are tormented. The sponsoring of rodeo events by Dodge has already been criticized in pervious annual meetings, as has the sponsoring by Dodge and Chrysler of the notorious Iditarod dog-sled race in Alaska. Not only do sled dogs die every year in the race itself, but during the run-up to the race many huskies perish due to the poor conditions under which they are kept. In addition, the Group’s Mercedes-Benz and Jeep brands sponsor the Spanish national hunting association, which has failed to prevent protected wolves from being shot in Spain, with the result of legal action being taken against Spain in the European Union.

At the latest since the protection of animals was included with an overwhelming majority in the German Basic Law, the responsibility of our society for the protection of animals can no longer be denied. In a recent DPA report (http://de.biz.yahoo.com/050320/36/4gpwb.html), Jürgen Schrempp is quoted as saying: “It is my firm conviction that entrepreneurial activity goes hand in hand with social responsibility.” In view of how easy it would be for the Group to avoid sponsoring activities involving cruelty to animals, these words can be given no credibility. Schrempp’s attitude can therefore lead to serious image damage. The two boards that guide and control the Group are neglecting their duties in this respect and are to be reprimanded by the maximum possible rejection ratio. Sponsored companies and events should be selected more carefully and should be obliged to uphold ethical standards.

The Group’s previous responses to this issue can be seen at www.anti-corrida.de.”

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Dachverband der Kritischen Aktionärinnen und Aktionäre e.V. (National Association of Critical Shareholders), P.O. Box 130335, 50497 Cologne

Regarding Items 3 and 4 of the Agenda:

“The actions of the members of the Board of Management and of the Supervisory Board are not to be ratified.

Reason:

The Board of Management and Supervisory Board do not perceptibly clarify the crimes of the former Mercedes-Benz AG and its subsidiaries and employees, but in some cases actually prevent the judicial clarification of such offences. This applies in particular to the following facts:

In January 2004, human rights lawyers Dan Kovalik and Terry Collingsworth presented a civil lawsuit against DaimlerChrysler (DC) in a federal court in San Francisco, USA. They demand compensation for the surviving dependants of fifteen labor-council members who disappeared during the military dictatorship in Argentina from the Mercedes plant in that country and were very likely murdered. In the year 2004, this case was to be served on the Company in Stuttgart through diplomatic channels, but DC refused to accept the case. Due to this blatant contempt of US jurisdiction, the Group’s management is jeopardizing business in our most important sales market, the United States.

The former director of Mercedes-Benz Argentina (MBA), Ruben Pablo Cueva, announced in his sworn testimony before the truth tribunal in La Plata that during his period of responsibility during the dictatorship, MBA “donated” equipment for the treatment of new-born babies to the military hospital of the Campo de Mayo barracks. And recently, as a result of the latest research by journalist Gaby Weber (published in the Frankfurter Rundschau newspaper on February 24, 2005), it has emerged that three “adopted” children grew up in the family of former MBA production manager Juan Ronaldo Tasselkraut who were not legally adopted. Whether or not, and how many, other MBA managers “adopted” children of murdered opponents of the Argentine military dictatorship is still to be clarified by the Argentine judiciary. Today’s DaimlerChrysler Group management does not display any willingness to actively clarify such crimes.

In October 2004, the book “Daimler-Benz and the Argentine Connection” (ISBN 3-935936-33-8) was published in Germany. This book details and describes with the support of numerous documents that Daimler-Benz laundered large amounts of money hidden in Switzerland by the former German Nazi regime between 1951 and 1955 via Argentina, and channeled these funds into the German postwar economy. The book also deals with the employment of escaped Nazis and war criminals – including Adolf Eichmann – after 1945. Today’s DaimlerChrysler Group management denied the author of this book access to the relevant personnel files and has still not explained the origin of the capital invested in Argentina at that time.

Although clear references and questions on this subject were dealt with at the DaimlerChrysler Annual Meeting 2004, and have long been accessible at www.kritischeaktionaere.de and www.labournet.de, the Board of Management and the Supervisory Board have not encouraged any clarification. They are thus disregarding the Company’s social responsibility, of which its shareholders could be proud TODAY, if its FORMER crimes could be cleared up.”

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Otto Nübel, Birkheckenstr. 36, 70599 Stuttgart

Regarding Items 3 and 4 of the Agenda:

“The actions of the members of the Board of Management and of the Supervisory Board are not to be ratified.

Reason:

In advance I have to state that under the German Stock Corporation Law it is not achievable that the actions of member of the Board of Management Dr. Gentz, who was a member only until December 15, 2004, and of deputy member of the Supervisory Board Mr. Klemm are ratified separately. Therefore, I propose that the actions of the entire Board of Management and Supervisory Board are not to be ratified.

The non-ratification is justified by the company agreements and the Industrial Constitution Law, which the top management and Supervisory Board claim to support but nonetheless call into question, especially the recently agreed company ordinance on “fair behavior at the workplace” and the “right of complaint pursuant to the Industrial Constitution Law”, which has been valid for decades.

Although the shareholders are informed about social responsibility in the Company, integrity codes and so on in glossy brochures and announcements, in reality these are hollow declarations. A review of the aforementioned company agreements is already rejected in advance. Even by the persons informed of it, Dr. Manfred Gentz and Mr. Klemm.

But the Board of Management Chairman, Prof. Jürgen Schrempp, claims that such social responsibility is increasingly important for the Company – also vis-a-vis the shareholders - and speaks out for such methods himself  – shown separately and named as an “integral component of corporate strategy” for the Company (Annual Report 2004 – only the short version).

Does the “lived assumption of social responsibility” apply at DaimlerChrysler AG, as quoted by Prof. Schrempp, or the advance rejection of existing company agreements/laws?”

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Jürgen Grässlin, Haierweg 51, 79114 Freiburg

Regarding Item 6 of the Agenda:

“The Annual Meeting is not to authorize the Board of Management to acquire the Company’s own shares.

Reason:

As a result of its spectacularly mistaken decisions, the Board of Management is responsible for dramatic job cuts, the fall in market capitalization and the slump in the price of DaimlerChrysler shares from €94.90 (April 27, 1999) to €35.26 (December 31, 2004).

Following these events, the salaries of the employees and top management were reduced, which was praised in the media as setting an example. But this reduction in managers’ salaries could prove to be a diversion in the near future. Because with the acquisition of a large number of the Company’s own shares, Board of Management members will profit from the currently low share price if the stock suddenly rises. The authorization for the purchase of own shares is to cover a total amount of up to €263,000,000, and thus nearly 10% of the equity capital. In other words: DaimlerChrysler executives who have run down the share price by two thirds with their disastrous business policy could profit substantially from the loss in value they caused themselves if the share price rises in the future.

The shocking signal connected with this policy would be: First destroy the value of your company’s stock, then acquire a large number of shares when the price is down, and subsequently profit from the next increase in value.

The link between the share price and Board of Management salaries is also worrying, because this means that top managers – in line with the shareholder-value approach – are primarily interested in a short-term increase in the share price. A sustained business policy, which only has a positive effect for the Company and its employees in the medium or long term, becomes unattractive for the Board of Management members. When choosing between the good of the Company and the balance on their own bank accounts, the members of the Board of Management will always decide in favor of their personal advantage – even if they earnestly preach to the contrary.

The business policy of primarily share-price oriented Board of Management decisions must finally be opposed. Particularly in times of Hartz IV and one-euro jobs, DaimlerChrysler may not become a symbol of shameless self-enrichment by the top executives.”

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You can support counter-motions by voting “NO” on the respective agenda items.

Some counter-motions may be voted on separately at the meeting.  You may vote for such counter-motions, which are identified by a specific letter, by marking the appropriate box on the proxy card/voting instruction form, or on the Internet.

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Position of the management on the counter-motions for the 2005 Annual Meeting

The Board of Management and the Supervisory Board maintain their motions as laid down in the Agenda and state their position on the counter-motions as follows:

Group strategy

We will consistently pursue the course of our Group strategy. Our goal remains to be present with our strong brands on a global scale and to supply our customers with innovative vehicles at the highest technological level available. The year 2004 has shown that we are on the right track: Not only were we able to compensate for varying cycles in the divisions and differing regional developments at Group level, but in total we actually increased our earnings.

Our global and strong presence in all major automobile markets enables us to participate in the dynamic market growth of the emerging economies, outside our major markets of North America, Western Europe and Japan. In this way, we can achieve a sustained improvement in our cost position due to our rising production volumes.

With our excellent products tailored to fulfill customers’ expectations, we intend to expand our market position in our established segments and to create additional demand in new niches and selected segments. Some examples of this are exciting vehicles such as the SLK and the CLS from Mercedes-Benz, the Chrysler 300C or the further developed Atego and Axor trucks, which we successfully launched in 2004. The numerous national and international awards that these vehicles have received underscore the tremendous position of our product range.

The decision on whether to continue providing financial support to Mitsubishi Motors (MMC) was the subject of a special Supervisory Board meeting held in the second half of April last year. Following an intensive exchange of opinions, the Board of Management and the Supervisory Board decided not to participate in the capital increase planned by MMC, but to continue working on the current alliance projects as far as possible.

Board of Management and Supervisory Board issues

The compensation of the Board of Management is presented in the Annual Report divided into its fixed and variable elements as well as components with a long-term incentive effect. This information is crucial for assessing whether the division of such compensation between fixed and performance-related components is appropriate and whether the structure of such compensation provides adequate incentives for the Board of Management. As the Board of Management operates according to the principle of collective responsibility, the incentives provided for the Board of Management as a whole are the decisive factor, not those for each individual member. Another factor is that listing these details individually could lead to a leveling of performance-related and task-related differences in compensation.

With the selection of a candidate for election to the Supervisory Board, priority was placed on the candidate’s experience and expertise, as well as on the desire for an international composition of the Supervisory Board, as this reflects the strategic orientation of the Group. Due to his previous and current positions in the United States and France and as a member of supervisory boards of other major European companies, Mr. Lagardère fulfills these requirements to the highest degree.

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With its personnel decisions at the Board of Management level in the year 2004, the Supervisory Board created the right conditions for the steady and uninterrupted management of DaimlerChrysler AG.

Employment / personnel issues

With the agreement concluded between the management and the Group’s labor council entitled “Securing the Future 2012”, DaimlerChrysler is pursuing the following key goals: improving competitiveness, enhancing innovative power, securing employment and increasing labor flexibility. In addition to the actions agreed upon, which will lead to annual cost savings of €500 million in the medium term, we have created other framework conditions to enable product and investment decisions in favor of Germany as an industrial location.

With the Group-wide agreement entitled “Promotion of Women”, we set ourselves ambitious goals for the wage earners at the facilities in Germany already in November 2000. With a proportion of 12.5% women in the workforce and 19.5% women among the trainees and apprentices, we have achieved or surpassed these goals. We have initiated various projects in cooperation with universities designed to create a broad basis of highly qualified women in the Group and to encourage further potential for women in management from this basis. In addition, we focus on promoting women’s career development within the context of our management and development processes.

Quality of Mercedes-Benz passenger cars

Quality is one of the most important attributes of the Mercedes-Benz brand; our current quality offensive is therefore at the focus of the activities of the Mercedes Car Group. We are taking a whole package of measures to ensure top quality at all levels – from vehicle design and development through production to sales and service. The quality offensive has already yielded clear results with the vehicles being produced today. The cars that leave our factories today have the best quality that we have ever produced. We have also taken extensive measures to secure an excellent level of quality for all of the vehicles that are already in customers’ ownership, and these actions will be continued.

Emissions / diesel particulate filters

DaimlerChrysler has been working successfully on the reduction of emissions for a long time now. By applying innovative technologies and new concepts, DaimlerChrysler has reduced the carbon-dioxide emissions of its passenger cars in Europe alone by 18% since 1995.

With our modern diesel cars, we reduced not only the particulate matter but all relevant emissions to a significant degree. Some examples of this are the reduction in total levels of nitrogen oxide and hydrocarbons by about 70% since 1995, and particulate matter by more than 90%. And starting in the summer of 2005, Mercedes-Benz will be the first automobile brand worldwide to equip all of its diesel passenger cars from the A-Class to the S-Class – 30 models altogether - with diesel particulate filters as standard equipment in Germany, Austria, the Netherlands and Switzerland. The innovative particulate filter system developed by Mercedes-Benz, which has been available in C-, E- and S-Class cars since the fall of 2003, is the world’s first system in passenger cars to work without the use of additives, and has the advantages of durability and practicability while maintaining the high economy of diesel engines.

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We continue to aim to fulfill future norms before they come into effect, making an active contribution to environmental protection while allowing our customers to benefit from tax advantages.

The technical path we have chosen takes account of the entire system of the combustion engine, as ultimately only the overall improvement of combustion processes inside the engine will allow emissions to be optimized. At the same time, we are making great efforts in the research and development of promising alternative drive concepts, with priority being placed on hybrid-drive and fuel-cell technologies.

Formula 1 activities

In Formula 1, the Mercedes-Benz brand has won two world championships and three times been runner-up in the last seven years. We were thus the most successful major manufacturer in that period. We are not satisfied with the results we achieved last year. Our goal for the year 2005 is to continue the positive development shown in the second half of the 2004 season.

Defense technology

Questions on defense technology and landmines have been answered completely and in detail in previous annual meetings. We can only repeat that DaimlerChrysler has never produced landmines and never will. In last year’s annual meeting we stated that UNICEF, the United Nations Children’s Fund, put us back onto its list of suppliers in July 2003. This situation is still unchanged.

Authorization to acquire own shares

The proposed authorization under Item 6 of the Agenda to acquire our own shares is to be renewed so that, if required, the Company can make flexible use of the possibilities explained on page 15f of the Agenda. There are no plans to exercise this authority at present.

The Board of Management and the Supervisory Board reserve the right to make more detailed statements on the individual counter-motions at the Annual Meeting on April 6, 2005.

Stuttgart-Möhringen, March 2005

DaimlerChrysler AG

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: March 30, 2005